GREAT PANTHER SILVER LIMITED

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2012 annual and special general meeting of shareholders of GREAT PANTHER SILVER LIMITED (the “Company”) will be held in the Boardroom, Suite 800, 333 Seymour Street, Vancouver, British Columbia V6B 5A6 on Thursday, June 28, 2012 at 11:00 AM Pacific Time, for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2011, and the auditor’s report on the financial statements;

2.	to appoint the auditor;

3.	to set the number of directors at five;

4.	to elect the directors;

5.

to consider and vote on a resolution approving and ratifying a Shareholder Rights Plan, which will replace the current plan that expires on the day following the meeting, described in the information circular which accompanies this notice;

6.

to consider and vote on an ordinary resolution amending Article 24 of the Articles of the Company to provide for and facilitate electronic delivery of documents, deemed receipt of documents, and undelivered documents;

7.	to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The information circular which accompanies this notice contains further information relating to the above matters. Also accompanying this notice is a form of proxy.

Shareholders are invited to attend the meeting. If you are unable to attend the meeting in person, please complete, sign, date and return the enclosed form of proxy, by mail or fax, in accordance with the directions given in the accompanying information circular. If you receive more than one form of proxy because you own shares registered in different names or with different addresses, each form of proxy should be completed and returned.

If you are a non-registered shareholder who receives these materials through a broker, a financial institution, a trustee or a nominee that holds securities on your behalf, you should comply with the instructions provided by such organization to ensure that your shares may be voted. See “Advice to Non-Registered Shareholders” in the accompanying information circular.

DATED April 30, 2012

BY ORDER OF THE BOARD OF DIRECTORS

"Robert A. Archer "

Robert A. Archer
President and Chief Executive Officer